SE 21001353

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69416

SEC Mail Processing Section
FEB 17 2021
Washington DC
416

NON-CONFIDENTIAL PUBLIC COPY

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marble Two Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 Wilshire Boulevard, Suite 1230
(No. and Street)

Los Angeles	California	90025-6580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vijay A. Chevli — (310) 453-5706
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co LLP
(Name – *if individual, state last, first, middle name*)

C-7/227, Sector-7, Rohini	New Delhi	Delhi	110085
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VIJAY A. CHEVLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marble Two Capital, LLC, as of December 31, 2020, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

V. Chevli

Signature

MANAGER

Title

Brad Beilinson 2/11/21

Notary Public

BRAD BEILINSON
Notary Public - California
Los Angeles County
Commission # 2326872
My Comm. Expires May 19, 2024

SEC
Mail Processing
Section
FEB 17 2021
Washington DC
416

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On 2/11/21 before me, Brad Beilinson, Notary Public
(insert name and title of the officer)

personally appeared VIJAY A. CHEVLI,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

BRAD BEILINSON
Notary Public - California
Los Angeles County
Commission # 2326872
My Comm. Expires May 19, 2024

Signature Brad Beilinson (Seal)

MARBLE TWO CAPITAL, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2020

AJSH & Co LLP
Chartered Accountants

C-7/227, Sector-7, Rohini
New Delhi -110085
Tel: +91 11 4559 6689
Email: info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Member of Marble Two Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Marble Two Capital, LLC (the "Company") as of December 31, 2020 and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Marble Two Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Marble Two Capital, LLC's management. Our responsibility is to express an opinion on the Marble Two Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Marble Two Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Marble Two Capital, LLC's financial statements. The Supplemental Information is the responsibility of the Marble Two Capital, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ankit Jain
AJSH & Co LLP

We have served as the Marble Two Capital, LLC's Auditor since 2020.
New Delhi, India
January 21, 2021

MARBLE TWO CAPITAL, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$ 9,742
Other assets	0
Total Assets	$ 9,742

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$ 0
Member's equity	9,742
Total Liabilities and Member's Equity	$ 9,742

The accompanying notes are an integral part of these financial statements.

MARBLE TWO CAPITAL, LLC
Notes to Financial Statements
December 31, 2020

Note 1 - Summary of Significant Accounting Policies

Business Operations

Marble Two Capital, LLC (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). Pursuant to NASD Rule 1014, the Company's New Member Application was granted by FINRA on June 23, 2015. The Company operates as a Delaware Limited Liability Company. A member of the Company has limited personal liability for obligations or debts of the entity. The Company was organized in April 2012 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company's customers are located throughout the United States.

The Company provides merger and acquisition advisory and investment banking services as well as private placements and does business as Innovus Capital.

Commission Income

Commission income related to the capital raising efforts for private and accredited clients is recognized when earned. One client accounted for 100 percent of total revenues.

Receivable from Commissions

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income Taxes

The Company is not subject to federal income taxes; an individual member of the Company is required to report their distributive share of the Company's realized income, gain, loss, deductions, or credits on their individual income tax returns. The State of California has similar treatment, although there exists a provision for a gross receipts tax. Income tax expense for year ended December 31, 2020 is $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities, generally for three years after they are filed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MARBLE TWO CAPITAL, LLC
Notes to Financial Statements
December 31, 2020

Note 2 - ASC 606 Revenue Recognition

1. Revenue

A. Significant Accounting Policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Marble Two Capital, LLC recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by Marble Two Capital, LLC from a customer, are excluded from revenue.

B. Nature of Services

The following is a description of activities, separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which Marble Two Capital, LLC generates its revenue. Reportable segments include:

(a) fees earned, which includes fees earned from affiliated entities; investment banking fees; merger and acquisition advisory; account supervision and investment advisory fees; administrative fees; revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from companies subject to The Investment Company Act of 1940 ("1940 Act") and networking fees from 1940 Act companies; and (b) other revenue.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

MARBLE TWO CAPITAL, LLC
Notes to Financial Statements
December 31, 2020

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2020.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2020, the Company had net capital of approximately $9,742 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0 percent. The Securities and Exchange Commission permits a ratio of no greater than 15.0 to 1.0.

Capital distributions to a member of the Company can be made under a capital distribution policy approved by the Company's managing member. Periodic distributions approved by the Company's managing member are made to enable a member of the Company to pay federal income taxes on profits, among other purposes.

Note 5 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 - Commitments and Contingencies

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

MARBLE TWO CAPITAL, LLC
Notes to Financial Statements
December 31, 2020

Note 7 - Related Party Transactions

The Company and an affiliate (the "Affiliate") are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. During fiscal year 2020, the Affiliate provided office space and other expenses to the Company under an expense sharing agreement. During 2020, the Company paid $5,580 to the affiliate under this agreement. At December 31, 2020 the Company had a $0 payable to the affiliate.

Expenses

Legal and Professional	$ 600
Marketing and Entertainment (other expenses)	1,200
Office and Administrative (other expenses)	1,380
Rent Expense (other expenses)	2,400
	$ 5,580

Note 8 - Subsequent Event

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through January 21, 2021, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2020

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2020

Schedule II

MARBLE TWO CAPITAL, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2020

A computation of reserve requirement is not applicable to Marble Two Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 under section (k)(2)(i).

Schedule III

MARBLE TWO CAPITAL, LLC
Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2020

Information relating to possession or control requirements is not applicable to Marble Two Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 under section (k)(2)(i).

AJSH & Co LLP
Chartered Accountants

C-7/227, Sector-7, Rohini
New Delhi -110085
Tel: +91 11 4559 6689
Email: info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Member of Marble Two Capital, LLC

We have reviewed management's statements, included in the accompanying Marble Two Capital, LLC (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co.

Ankit Jain
AJSH & Co LLP

New Delhi, India
January 21, 2021

MARBLE TWO CAPITAL, LLC
Exemption Report Pursuant to Amendments to Rule 17a-5:
Reports to be Made by Certain Brokers & Dealers

To the best knowledge and belief of Marble Two Capital, LLC, the firm is exempt from Customer Protection Rule 15c3-3 and has been exempt throughout the period from January 1, 2020 to December 31, 2020.

The firm claims an exemption from Rule 15c3-3 under the provision in paragraph (k)(2)(i) (Special Account for the Exclusive Benefit of Customers will be maintained as warranted).

The firm has met the identified exemption provision throughout the most recent fiscal year without exception.

V. Chevli

Vijay A. Chevli, Chief Executive Officer
Marble Two Capital, LLC

January 21, 2021